UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2009
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐            No ☑

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2009

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	$	$	$	$
	(note 1)	(note 1)	(note 1)	(note 1)
REVENUES
Time charter revenues (3.5 million, $7.0 million, $nil and $nil, respectively, from affiliates) (note 8d)	20,411	16,269	39,783	32,422
Net pool revenues from affiliates (note 8f)	10,594	26,567	25,670	45,563
Voyage charter revenues	—	—	—	851

Total revenues	31,005	42,836	65,453	78,836

OPERATING EXPENSES
Voyage expenses (note 8e and 8f)	514	710	1,094	817
Vessel operating expenses	7,911	8,059	16,300	15,398
Depreciation and amortization	7,230	6,837	14,261	13,537
General and administrative ($1.5 million, $2.0 million, $3.2 million and $4.2 million, respectively, from related parties) (note 8b and 8e)	1,783	2,043	3,425	4,382

Total operating expenses	17,438	17,649	35,080	34,134

Income from vessel operations	13,567	25,187	30,373	44,702

OTHER ITEMS
Interest expense	(2,114)	(3,766)	(4,702)	(8,960)
Interest income	26	225	48	290
Realized and unrealized gain (loss) on interest rate swap (note 6)	5,475	4,633	6,843	(71)
Other income (expense)	(60)	(7)	(27)	(13)

Total other items	3,327	1,085	2,162	(8,754)

Net income	16,894	26,272	32,535	35,948

Per common share amounts:
• Basic and diluted earnings (note 10)	0.64	0.89	1.20	1.28
• Cash dividends declared and paid	0.59	0.70	1.31	0.815

Weighted-average number of common shares outstanding
• Basic and diluted (note 10)	25,461,538	25,000,000	25,232,044	25,000,000

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30,	December 31,
	2009	2008
	$	$
		(note 1)
ASSETS
Current
Cash and cash equivalents	17,575	26,698
Pool receivable from affiliates, net (note 8f)	6,058	9,113
Accounts receivable	28	565
Due from affiliates (note 8e)	7,947	25,341
Prepaid expenses	2,350	3,097
Other current assets	160	983

Total current assets	34,118	65,797

Vessels and equipment
At cost, less accumulated depreciation of $125.1 million (2008 - $110.7 million)	511,008	522,796
Non-current amounts due from affiliates (note 8f)	2,056	2,056
Other non-current assets	1,947	2,125
Goodwill (note 2)	6,761	6,761

Total assets	555,890	599,535

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	2,299	1,741
Accrued liabilities	6,851	7,617
Current portion of long-term debt (note 5)	3,600	3,600
Current portion of derivative instrument (note 6)	3,607	2,716
Deferred revenue	2,785	4,706
Due to affiliates (note 8e)	4,620	2,401
Other current liabilities	291	683

Total current liabilities	24,053	23,464

Long-term debt (note 5)	303,428	417,539
Derivative instrument (note 6)	10,363	20,210
Other long-term liabilities	400	669

Total liabilities	338,244	461,882

Stockholders’ Equity
Common stock and additional paid-in capital (200 million shares of Class A and 100 million shares of Class B authorized; 19.5 million Class A and 12.5 million Class B shares issued and outstanding as of June 30, 2009 and 12.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2008) (note 7)	246,800	181,245
Accumulated deficit	(29,154)	(43,592)

Total stockholders’ equity	217,646	137,653

Total liabilities and stockholders’ equity	555,890	599,535

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2009	2008
	$	$
	(note 1)	(note 1)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	32,535	35,948
Non-cash items:
Depreciation and amortization	14,261	13,537
Unrealized gain on derivative instrument	(8,956)	(969)
Debt issuance cost amortization	149	(67)
Other — net	156	(259)
Change in non-cash working capital items related to operating activities	5,173	(14,489)
Expenditures for drydocking	(1,070)	(1,995)

Net operating cash flow	42,248	31,706

FINANCING ACTIVITIES
Proceeds from long-term debt	—	115,000
Repayments of long-term debt	(21,800)	(19,662)
Proceeds from long-term debt of Dropdown Predecessor	—	48,743
Prepayment of long-term debt of Dropdown Predecessor	(13,303)	(153,656)
Prepayment of push-down debt of Dropdown Predecessor	(57,000)	—
Proceeds from issuance of Class A common stock	68,600	—
Debt issuance costs	—	(276)
Share issuance costs	(3,045)	(1,130)
Net advances to affiliates	10,181	(9,002)
Contribution (return) of capital	1,411	(2,135)
Cash dividends paid	(32,750)	(20,375)

Net financing cash flow	(47,706)	(42,493)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(3,665)	(4,346)

Net investing cash flow	(3,665)	(4,346)

Decrease in cash and cash equivalents	(9,123)	(15,133)
Cash and cash equivalents, beginning of the period	26,698	34,839

Cash and cash equivalents, end of the period	17,575	19,706

Supplemental cash flow information (note 9)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd., its wholly owned subsidiaries and the Dropdown Predecessor, as defined below (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2008. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued. The date of issuance of the financial statements was September 30, 2009.
Basis of Presentation — Dropdown Predecessor
As required by Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations, the Company accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141(R) for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The proceeds paid by the Company over or under Teekay Corporation’s historical cost in the vessels is accounted for as a return of capital to or contribution of capital from Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are recast to include the results of these vessels operated during the periods under common control of Teekay Corporation.
On June 24, 2009, the Company acquired from Teekay Corporation, its subsidiary Ashkini Spirit L.L.C, which owns a Suezmax-class tanker, the Ashkini Spirit. In April 2008, the Company acquired from Teekay Corporation subsidiaries Ganges Spirit L.L.C and Narmada Spirit L.L.C, which each owns a Suezmax-class tanker, the Ganges Spirit and the Narmada Spirit, respectively. The April 2008 acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under a time-charter contract on the Narmada Spirit. All of these transactions were accounted for as a reorganization between entities under common control. As a result, the Company’s consolidated statements of income for the three and six months ended June 30, 2009 and 2008 and cash flows for the six months ended June 30, 2009 and 2008 reflect these three vessels and their related operations (referred to herein collectively as the Dropdown Predecessor) as if the Company had acquired them on August 1, 2007, when each respective vessel began operations under the ownership of Teekay Corporation.
The effect of adjusting the Company’s financial statements to account for these common control exchanges increased the Company’s goodwill by $6.8 million and vessels and equipment by $272.7 million as of August 1, 2007; net income for the three and six months ended June 30, 2009 by $0.7 million and $2.2 million, respectively and net income for the three and six months ended June 30, 2008 by $3.9 million and $3.9 million, respectively. The adjustment for the Dropdown Predecessor increased the Company’s revenues for the three and six months ended June 30, 2009 by $2.5 million and $6.5 million, respectively, and for the three and six months ended June 30, 2008 by $7.1 million and $16.4 million, respectively.
The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. During the three and six months ended June 30, 2009, $0.4 million and $0.8 million of interest expense and $0.2 million and $0.5 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. During the three and six months ended June 30, 2008, $0.9 million and $4.2 million of interest expense and $0.4 million and $1.4 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
2.	Adoption of New Accounting Pronouncements
In December 2007, the Financial Accounting Standards Board (the FASB) issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141 (R)). SFAS No. 141 (R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, SFAS No. 141 (R) requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company’s adoption of SFAS No. 141(R) prospectively in January 2009 did not have a material impact on the consolidated financial statements.
The Company also adopted Emerging Issues Task Force Issue 08-06 (EITF 08-06), Equity Method Investment Accounting Considerations. This Issue addresses the impact that SFAS 141 (R) and SFAS 160 might have on the accounting for equity method investments, including accounting for changes in value and changes in ownership levels. The adoption of EITF 08-06 did not have a material impact on the consolidated financial statements.
In February 2008, the FASB issued FASB Staff Position (FSP 157-2) which delayed the effective date of SFAS No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The Company’s adoption of the provisions of SFAS No. 157 related to those items covered by FSP 157-2 in January 2009 did not have a material impact on the Company’s consolidated financial statements. See Note 4 of the notes to the consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133 (or SFAS No. 161), which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures, to enable investors to better understand: how those instruments and activities are accounted for; how and why they are used; and their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. On January 1, 2009, the Company adopted the provisions of SFAS No. 161. See Note 6 of the notes to the consolidated financial statements
In April 2008, the FASB issued FASB Staff Position No. 142-3 (FSP No. 142-3), Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FSP is effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of FSP 142-3 did not have a material impact on the Company’s consolidated financial statements.
In April 2009, the FASB issued FASB Staff Position No. 107-1 and Accounting Principles Board Opinion 28-1 (FSP No. 107-1 and APB 28-1), which extend the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS No. 107) to interim financial statements of publicly-traded companies. Prior to FSP No. 107-1 and APB 28-1, fair values for these assets and liabilities were only disclosed once a year. FSP No. 107-1 and APB 28-1 require that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments listed in SFAS No. 107. FSP No. 107-1 and APB 28-1 are effective prospectively for interim reporting periods ending after June 15, 2009. On April 1, 2009, the Company adopted the provisions of FSP No. 107-1 and APB 28-1. See Note 4 of the notes to the consolidated financial statements.
In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS No. 165). SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of SFAS No. 165 which did not have a material impact on the consolidated financial statements. See Note 12 of the notes to the consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
3.	Public Offering
On June 24, 2009, the Company completed a follow-on public offering of 7.0 million Class A common shares at a price of $9.80 per share, for gross proceeds of approximately $68.6 million. The Company used the net offering proceeds of $65.6 million to acquire the 2003-built Suezmax tanker, the Ashkini Spirit, from Teekay Corporation for $57.0 million. The net proceeds from the offering in excess of the purchase price of the Ashkini Spirit were used to repay a portion of the Company’s outstanding debt under its revolving credit facility. In addition, as part of the Company’s acquisition of the Ashkini Spirit, the undrawn availability under the revolving credit facility increased by a further $58.0 million.
4.	Fair Value Measurements
Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In accordance with the FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated balance sheet.
Pool receivables from affiliates — The fair value of the pool receivables from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Accounts receivable - The fair value of the accounts receivable approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Due to / from affiliates — The fair value of the amounts due to and from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Accounts payable and accrued liabilities — The fair value of the accounts payable and accrued liabilities approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Long-term debt — The fair value of the Company’s fixed-rate and variable-rate long-term debt are based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.
Derivative instruments — The fair value of the Company’s interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the swap counterparty. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.
The estimated fair value of the Company’s financial instruments is as follows:

		June 30, 2009
		Carrying	Fair
	Fair Value	Amount	Value
	Hierarchy	Asset/ (Liability)	Asset/ (Liability)
	Level	$	$

Cash and cash equivalents	—	17,575	17,575
Pool receivable from affiliates	—	6,058	6,058
Accounts receivable	—	28	28
Due from affiliates	—	7,947	7,947

Accounts payable and accrued liabilities	—	(9,150)	(9,150)
Due to affiliates	—	(4,620)	(4,620)
Long-term debt	—	(307,028)	(267,523)
Derivative instrument:
Interest rate swap agreement	Level 2	(13,970)	(13,970)
The Company has no nonfinancial assets and liabilities carried at fair value at June 30, 2009.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
5.	Long-Term Debt

	June 30, 2009	December 31, 2008
	$	$

USD-denominated Revolving Credit Facility due 2017	277,328	297,328
USD-denominated Term Loan due through 2017	29,700	31,500
Long-term debt of Dropdown Predecessor (Note 1)	—	92,311

	307,028	421,139
Less current portion	3,600	3,600

Total	303,428	417,539

The Company and Teekay Corporation are parties to a revolving credit facility (or the Revolvers). The Company is a borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay Corporation are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.
As of June 30, 2009, the Tranche A Revolver provided for borrowings of up to $401.0 million, of which $123.7 million was undrawn. The amount available to be drawn under the Tranche A Revolver increased by $58.0 million as a result of the acquisition by the Company of the Ashkini Spirit on June 24, 2009 (See Note 3). The total amount available under the Tranche A Revolver reduces by a semi-annual amount of $22.1 million commencing in 2012, and the Tranche A Revolver matures in 2017. The Tranche A Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at June 30, 2009, the weighted average interest rate on the Revolver was 1.44%. The Tranche A Revolver is collateralized by first-priority mortgages granted on ten of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Tranche A Revolver requires that the Company and certain of its subsidiaries maintain liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of minimum of $35.0 million and at least 5.0% of the Company’s total debt. As at June 30, 2009, the Company was in compliance with all its covenants on the Tranche A Revolver.
As at December 31, 2008, the Dropdown Predecessor had $92.3 million of long-term debt, which included $13.3 million in debt from the Tranche B Revolver and $79.0 million of debt from other corporate revolving credit facilities of Teekay Corporation.
As at June 30, 2009, the Company had one term loan outstanding in the amount of $29.7 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-preferred mortgages on two of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay Corporation. The term loan requires that the Company and certain of its subsidiaries maintain a minimum hull coverage ratio of 105% of the total outstanding balance for the facility period. As at June 30, 2009, the Company was in compliance with all its covenants on its term loan.
The aggregate annual long-term debt principal repayments required to be made by the Company under the Tranche A Revolver and term loan subsequent to June 30, 2009 are $1.8 million (remainder of 2009), $3.6 million (2010), $3.6 million (2011), $3.6 million (2012), $3.6 million (2013) and $290.8 million (thereafter).
The weighted-average effective interest rate on the Company’s long-term debt as at June 30, 2009 was 1.69% (December 31, 2008 — 3.66%). This rate does not reflect the effect of the interest rate swap (see Note 6).
6.	Derivative Instruments
The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. During the three and six months ended June 30, 2009, the Company recognized unrealized gains of $6.6 million and $9.0 million, respectively, and realized losses of $1.1 million and $2.1 million, respectively, relating to the changes in fair value of its interest rate swap. During the three and six months ended June 30, 2008, the Company recognized unrealized gains of $5.5 million and $1.0 million, respectively and realized losses of $0.7 million and $0.9 million, respectively, relating to the changes in the fair value of its interest rate swap. Realized and unrealized gains/(losses) are shown together as a separate line item on the consolidated statements of income.
The following summarizes the Company’s derivative position as at June 30, 2009:

			Fair Value /	Weighted-
			Carrying	Average	Fixed
	Interest	Principal	Amount	Remaining	Interest
	Rate	Amount	Asset / (Liability)	Term	Rate
	Index	$	$	(Years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(13,970)	8.3	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of June 30, 2009 was 0.6%.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
6.	Derivative Instruments (Cont’d)
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
7.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at June 30, 2009 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at June 30, 2009, the Company had 19.5 million shares of Class A common stock, 12.5 million shares of Class B common stock and no shares of preferred stock issued and outstanding.
Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the board of directors declares from time to time out of funds legally available for dividends.
Upon the Company’s liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Shares of the Company’s Class A common stock are not convertible into any other shares of the Company’s capital stock. Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. Upon any transfer of shares of Class B common stock to a holder other than Teekay Corporation (or any of its affiliates or any successor to Teekay Corporation’s business or to all or substantially all of its assets), such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of common stock. All such conversions will be effected on a one-for-one basis.
As at June 30, 2009 and December 31, 2008, the Company had reserved under its 2007 Long-Term Incentive Plan, a total of 1,000,000 shares of Class A common stock for issuance pursuant to awards to be granted. To date, the Company has satisfied awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. As at June 30, 2009, 28,178 shares of Class A common stock had been granted to non-management Directors as part of the Directors’ annual compensation, however, these shares were not delivered to the grantees until September 10, 2009. During 2008, 13,253 shares of Class A common stock were granted under the plan and delivered to non-management Directors as part of the Directors’ annual compensation.
8.	Related Party Transactions
a.
On June 24, 2009, the Company acquired a double-hull Suezmax, the 2003-built Ashkini Spirit from Teekay Corporation for a total cost of $57.0 million, excluding $0.7 million for working capital assumed. As described in Note 1, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to pooling of interest basis. The acquisition was funded using net proceeds of a follow-on public offering of 7.0 million Class A common shares (see Note 3). No debt was assumed as a result of the acquisition and the amount available to be drawn on the Company’s revolving credit facility increased by $58.0 million. A contribution of capital from Teekay Corporation of $31.9 million, representing the excess of the historical book value of the vessel over the purchase price, was recorded on the date of acquisition of the vessel.

b.
During the three and six months ended June 30, 2009, $0.2 million and $0.5 million of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company. During the three and six months ended June 30, 2008, $0.4 million and $1.4 million, respectively, of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company

c.	The amounts due to and from affiliates at June 30, 2009 and 2008, are without interest or stated terms of repayment.
d.
During the three and six months ended June 30, 2009 and 2008, $3.5 million, $7.0 million, $nil, and $nil respectively, of revenues were earned from Teekay Corporation as a result of the Company chartering out the Nassau Spirit to Teekay Corporation under a fixed-rate time-charter contract. In August 2009, the Company exercised its option to extend the time-charter contract by one year. The time-charter contract for the Nassau Spirit will now expire in August 2010

e.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation (the Manager), the Company incurred management fees of $1.3 million and $2.7 million for the three and six months ended June 30, 2009, respectively and $1.7 million and $2.8 million for the three and six months ended June 30, 2008, respectively, for commercial, strategic, technical, administrative services and performance fees. The management fee includes $0.2 million and $0.4 million for the three and six months ended June 30, 2009, respectively, and $0.4 million for the three and six months ended June 30, 2008 for commercial services, which have been recorded as voyage expenses. The remainder of these fees is included in general and administrative expenses.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
8.	Related Party Transactions (Cont’d)
The Company’s executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards, under the Company’s long-term incentive plan described in Note 7) is set and paid by Teekay Corporation or such other subsidiaries. The Company reimburses Teekay Corporation for time spent by its executive officers on our management matters through the strategic portion of the management fee. The strategic management fee reimbursement for the three and six months ended June 30, 2009 was $0.3 million, and $0.6 million, respectively, and for the three and six months ended June 30, 2008 was $0.4 million and $0.8 million, respectively.
The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the three and six months ended June 30, 2009 and 2008, respectively. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and income from the Dropdown Predecessor. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution. Reserves applicable for each of the three months ended March 31 and June 30, 2009 included a $2.0 million drydocking reserve and a $0.9 million reserve for loan principal repayment.
In addition, a component of the management agreement with the Manager provides the Company with all usual and customary crew management services in respect of the Company’s vessels. For the three and six months ended June 30, 2009, the Company incurred $4.4 million and $8.5 million for crewing and manning costs, of which $1.7 million was payable to the Manager as at June 30, 2009. For the three and six months ended June 30, 2008, the Company incurred $4.7 million and $8.4 million for crewing and manning costs, of which $1.8 million was payable to the Manager as at June 30, 2008.
The Manager is also responsible for the daily operational activities of the Company’s vessels. The Manager collects revenues and remits payments for expenses incurred by the vessels for various voyages. As a result of these transactions, the balance due from the Manager was $7.9 million and $25.3 million as at June 30, 2009 and December 31, 2008, respectively, and the balance due to the Manager was $4.6 million and $2.4 million as at June 30, 2009 and December 31, 2008, respectively.
f.
Pursuant to pooling arrangements managed by Teekay Chartering Limited and Gemini Tankers LLC, both wholly owned subsidiaries of Teekay Corporation (collectively the Pool Managers), the Company incurred pool management fees during the three and six months ended June 30, 2009 of $0.4 million and $0.8 million, and the three and six months ended June 30, 2008, of $0.7 million and $1.1 million, respectively, with respect to Company vessels that participate in the pooling arrangements. The Pool Managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as voyage revenues in “net pool revenues from affiliates.” For the three and six months ended June 30, 2009, the Company’s allocation from the pools was net of $4.3 million and $8.4 million, respectively of voyage expense. For the three and six months ended June 30, 2008, the Company’s allocation from the pools was net of $8.8 million and $18.3 million, respectively of voyage expenses. The pool receivable from affiliates as at June 30, 2009 and December 31, 2008 was $6.1 million and $9.1 million, respectively.

As of June 30, 2009 and December 31, 2008, the Company had advanced $2.1 million and $2.0 million, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.
g.
On April 7, 2008, the Company acquired two double-hull Suezmax tankers, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, from Teekay Corporation for a total cost of $186.9 million, excluding $1.4 million for working capital assumed. As described in Note 1, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to pooling of interest basis. Debt with a principal amount of $73.3 million recorded in the Dropdown Predecessor was assumed by the Company on the acquisition. Cash was obtained by drawing funds available under the Company’s revolving credit facility. Cash payments of $115.0 million to Teekay Corporation were recorded as a reduction of the push-down debt of $108.1 million and a return of capital to Teekay Corporation of $6.9 million, representing the excess of the purchase price over the historical book value of the Dropdown Predecessor.

9.	Supplemental Cash Flow Information
Cash interest paid (including interest paid by the Dropdown Predecessor) during the three and six months ended June 30, 2009 totaled $3.3 million and $7.1 million, respectively. Cash interest paid (including interest paid by the Dropdown Predecessor) during the three and six months ended June 30, 2008 totaled $4.0 million and $6.3 million, respectively.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
10.	Earnings Per Share
Earnings per share is determined by dividing (a) net income of the Company after deducting the amount of net income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The net income available for common stockholders and earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor.

	Three Months Ended		Six Months Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
	$	$	$	$

Net income	16,894	26,272	32,535	35,948
Net income attributable to the Dropdown Predecessor	656	3,942	2,164	3,936

Net income available for common stockholders	16,238	22,330	30,371	32,012

Weighted-average number of common shares	25,461,538	25,000,000	25,232,044	25,000,000

Common stock and common stock equivalents	25,461,538	25,000,000	25,232,044	25,000,000

Earnings per common share:
- Basic and diluted	0.64	0.89	1.20	1.28
11.	Recent Accounting Pronouncements
In June 2009, FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (SFAS No. 168) — a replacement of FASB Statement No. 162. SFAS No. 168 identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, the SFAS No. 168 will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the SFAS No. 168 will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements.
In June 2009, FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (SFAS No. 167). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements.
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (or SFAS No. 166). SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements.
12.	Subsequent Events
On August 17, 2009, the Company declared a quarterly cash dividend to shareholders of record as at August 24, 2009 equal to $0.40 per share for the quarter ended June 30, 2009, which was paid to shareholders on August 31, 2009.

TEEKAY TANKERS LTD.
JUNE 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 — Financial Statements” and with the Company’s audited consolidated financial statements contained in “Item 17 — Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 — Operating and Financial Review and Prospects” filed on Form 20-F for the year ended December 31, 2008.
General
We were formed by Teekay Corporation (Teekay) in October 2007 and we completed our initial public offering in December 2007. Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. As at September 1, 2009, we owned nine Aframax tankers and three Suezmax tankers. As of September 1, 2009, six of our Aframax tankers and one of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which one charter contract is scheduled to expire in 2009, three in 2010, two in 2011, and one in 2012. The fixed-rate contract for the Suezmax tanker which operates under a fixed-rate time-charter contract includes a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts and expires in 2012. Our remaining three Aframax tankers and two Suezmax tankers currently participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, each managed by subsidiaries of Teekay. As of September 1, 2009, these pooling arrangements included 22 Aframax tankers and 37 Suezmax tankers, respectively. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time.
We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay.
Significant Developments in 2009
On June 24, 2009, we acquired a double-hull Suezmax tanker from Teekay, the 2003-built Ashkini Spirit for a total cost of $57.0 million. We financed the acquisition with a follow-on public offering of our Class A common stock which raised gross proceeds of $68.6 million.
In connection with our initial public offering in December 2007, Teekay agreed to offer to us the right to purchase from it up to four existing Suezmax-class oil tankers. In April 2008, we acquired two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, pursuant to this commitment and in June 2009, we completed the acquisition of the third Suezmax tanker, the Ashkini Spirit, as described above. Teekay has agreed to offer to us, prior to June 18, 2010, the right to purchase the fourth Suezmax tanker. The purchase price for any of these four Suezmax tankers is the vessel’s fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations. We also anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay will offer to us from time to time. These tankers may include crude oil and product tankers.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•
Voyage charters participating in pooling arrangements, which are charters for shorter intervals that are priced on a current or “spot” market rate and then adjusted for pool participation based on predetermined criteria; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.

Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. To date, we have acquired three Suezmax tankers (the Ganges Spirit, the Narmada Spirit and the Ashkini Spirit) from Teekay. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are recast to include the results of these acquired vessels. The periods recast include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. As a result, our statements of income for the three and six months ended June 30, 2009 and 2008, reflect the financial results of the three Suezmax tankers for the periods under common control of Teekay prior to the acquisition of the vessels by us, and such results for such periods are collectively referred to as the Dropdown Predecessor.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during 2007 and 2008. We expect the trend of increasing crew compensation to continue during 2009, however, to a lesser extent than has been experienced in recent years. Various cost saving initiatives are planned for 2009 which are expected to help temper the impact that crew wage increases have on overall vessel operating expenses.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. During 2008, three of our vessels were drydocked. As of September 1, 2009, three of our vessels have completed their scheduled drydockings for 2009. One of the vessels completed its drydocking in the second quarter of 2009 and the additional three vessels completed their drydockings during the third quarter of 2009. There are approximately 140 offhire days expected in the third quarter associated with drydockings.

Results of Operations
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008. In accordance with United States generally accepted accounting principals (or GAAP), we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated “time charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. There are two reasons for this. First, under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Second, the revenues and voyage expenses of our vessels that operate in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed formula. We account for the net allocation from the pool as voyage revenues. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable.
The following table presents our operating results for the three and six months ended June 30, 2009 and 2008, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Three Months Ended			Six Months Ended
(in thousands of U.S.	June 30,			June 30,
dollars except percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	31,005	42,836	(27.6)	65,453	78,836	(17.0)
Voyage expenses	514	710	(27.6)	1,094	817	33.9

Net voyage revenues	30,491	42,126	(27.6)	64,359	78,019	(17.5)
Vessel operating expenses	7,911	8,059	(1.8)	16,300	15,398	5.9
Depreciation and amortization	7,230	6,837	5.7	14,261	13,537	5.3
General and administrative	1,783	2,043	(12.7)	3,425	4,382	(21.8)

Income from vessel operations	13,567	25,187	(46.1)	30,373	44,702	(32.1)

Interest gain (expense)	(2,114)	(3,766)	(43.9)	(4,702)	(8,960)	(47.5)
Interest income	26	225	(88.4)	48	290	(83.4)
Realized and unrealized gain (loss) on interest rate swap	5,475	4,633	18.2	6,843	(71)	(9,738.0)
Other income (expense) — net	(60)	(7)	757.1	(27)	(13)	107.7

Net income	16,894	26,272	(35.7)	32,535	35,948	(9.5)

Three and Six Months Ended June 30, 2009 versus Three and Six Months Ended June 30, 2008
Tanker Market
Despite a short-lived increase late in the quarter, average spot rates for crude oil tankers declined in the second quarter of 2009 reflecting a reduction in global oil demand coupled with growth in the world tanker fleet. The market was also adversely affected by seasonal factors such as refinery maintenance and the start of North Sea oil field maintenance. The removal from active trading of a number of vessels used for floating storage continues to be a factor in temporarily reducing available tanker supply.
Crude tanker rates have declined further in the third quarter of 2009 to date due to weak market fundamentals. Production outages in Nigeria caused by militant attacks on oil infrastructure and weaker refining fundamentals have put further downward pressure on tanker rates.
As of September 10, 2009, the International Energy Agency (IEA) projected global oil demand of 84.4 million barrels per day (mb/d) in 2009, a 1.9 mb/d (or 2.2 percent) decline from 2008. The IEA forecasts a recovery in global oil demand during 2010 to 85.7 mb/d, an increase of 1.3 mb/d (or 1.5 percent) over 2009 based on a projected global GDP growth rate of 1.9 percent for the year.
The world tanker fleet grew by approximately 4.9 percent in the first half of 2009, a generally higher level of fleet growth than in recent years. The tanker orderbook for the remainder of 2009 and 2010 is sizeable but fleet growth could be dampened by the removal of single-hull tankers ahead of the targeted IMO phase-out timeline, order cancellations as a result of a weaker global financing market and newbuilding construction delays from newly established shipyards.
Fleet and TCE Rates
As at June 30, 2009, we owned nine Aframax-class and three Suezmax-class tankers, including one Suezmax tanker we acquired in June 2009. The financial results of the Dropdown Predecessor relating to this newly acquired vessel have been included, for accounting purposes, in our results as if the vessel was acquired on August 1, 2007, when it was acquired and began operations as a conventional tanker for Teekay Corporation. Please read Note 1 to our consolidated financial statements included in Item 1 of this filing.
The following table outlines the average TCE rates earned by vessels for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended June 30, 2009			Three Months Ended June 30, 2008
	Net		Average	Net		Average
	Voyage		TCE per	Voyage		TCE per
	Revenues(1)	Revenue	Revenue	Revenues(2)	Revenue	Revenue
	(in thousands)	Days	Day(1)	(in thousands)	Days	Day(2)

Voyage-charter contracts — Aframax	$5,933	334	$17,788	$14,426	329	$43,828
Voyage-charter contracts — Suezmax	5,172	182	28,417	12,991	182	71,380
Time-charter contracts — Aframax	13,642	434	31,417	12,303	394	31,226
Time-charter contracts — Suezmax(3)	6,475	91	71,158	3,855	91	42,366

Total	$31,222	1,041	$29,999	$43,575	996	$43,744

(1)	Excludes a total of $0.7 million in management fees and commissions payable by us to Teekay Corporation for participating in pool arrangements managed by subsidiaries of Teekay Corporation.

(2)	Excludes a total of $1.2 million in management fees and commissions payable by us to Teekay Corporation for participating in pool arrangements managed by subsidiaries of Teekay Corporation.

(3)
The Ganges Spirit is employed on a time-charter contract at a base rate of $30,500 per day with a profit sharing agreement whereby we are entitled to the second $3,000 per day of the vessel’s earnings above the base rate and to 50 percent of any earnings above $33,500 per day. The profit share amount is determined on an annual basis in the second quarter of each year for the period from June 1 to May 31. We recognized $3.7 million and $1.0 million in the second quarter of 2009 and 2008, respectively, relating to the profit share amount. The TCE rates per day for the Suezmax time-charter fleet for the three months ended June 30, 2009 and 2008 were $30,928 and $31,612, respectively, excluding the profit share amount recognized in the quarter. The TCE rates per day for total fleet for the three months ended June 30, 2009 and 2008 were $26,482 and $42,761, respectively, excluding the profit share amount recognized in the quarter.

	Six Months Ended June 30, 2009			Six Months Ended June 30, 2008
	Net		Average	Net		Average
	Voyage		TCE per	Voyage		TCE per
	Revenues(1)	Revenue	Revenue	Revenues(2)	Revenue	Revenue
	(in thousands)	Days	Day(1)	(in thousands)	Days	Day(2)

Voyage-charter contracts — Aframax	$13,066	620	$21,101	$28,267	711	$39,760
Voyage-charter contracts — Suezmax	13,165	362	36,368	19,608	326	60,215
Time-charter contracts — Aframax	30,294	955	31,714	25,605	809	31,636
Time-charter contracts — Suezmax	9,296	181	51,357	6,706	182	36,846

Total	$65,821	2,118	$31,071	$80,186	2,028	$39,541

(1)	Excludes a total of $1.5 million in management fees and commissions payable by us to Teekay Corporation for participating in pool arrangements managed by subsidiaries of Teekay Corporation.

(2)	Excludes a total of $2.2 million in management fees and commissions payable by us to Teekay Corporation for participating in pool arrangements managed by subsidiaries of Teekay Corporation.

(3)
The profit share amount relating to the Ganges Spirit is determined on an annual basis in the second quarter of each year for the period from June 1 to May 31. We recognized $3.7 million and $1.0 million for the six months ended June 30, 2009 and 2008, respectively. The

TCE rate per day for the Suezmax time-charter fleet for the six months ended June 30, 2009 and 2008 were $31,131 and $31,469, respectively, excluding the profit share amount recognized in the quarter. The TCE rate per day for the total fleet for the six months ended June 30, 2009 and 2008 were $29,356 and $39,058, respectively, excluding the profit share amount recognized in the quarter.
Net Voyage Revenues. Net voyage revenues decreased to $30.5 million and $64.4 million for the three and six months ended June 30, 2009, respectively compared to $42.1 million and $78.0 million for three and six months ended June 30, 2008, respectively, primarily due to:
•
a decrease of $16.3 million and $20.9 million, respectively, as a result of the decrease in average TCE rates earned by our vessels operating on spot-market-based voyage charters and time-charter contracts;

•	a decrease of $0.8 million due to 27 offhire days relating to the Everest Spirit drydocking for the three and six months ended June 30, 2009;

•	a decrease of $0.4 million due to 13 offhire days prior to the scheduled drydocking of the Kyeema Spirit for the three and six months ended June 30, 2009.
partially offset by
•	an increase of $3.9 million and $6.5 million for the three and six months ended June 30, 2009, respectively, due to the Dropdown Predecessor

•	an increase of $2.7 million for the three and six months ended June 30, 2009, respectively, relating to the profit-sharing amount earned by the Ganges Spirit;
Vessel Operating Expenses. Vessel operating expenses of $7.9 million for the three months ended June 30, 2009 were consistent with vessel operating expenses of $8.1 million for the three months ended June 30, 2008. Vessel operating expenses increased to $16.3 million for the six months ended June 30, 2009, compared to $15.4 million for the same period in 2008, primarily due to the Dropdown Predecessor.
Depreciation and Amortization. Depreciation and amortization increased to $7.2 million and $14.3 million for the three and six months ended June 30, 2009, compared to $6.8 million and $13.5 million for the same periods in 2008, primarily due:
•	an increase of $1.1 million and $2.2 million respectively, due to the Dropdown Predecessor;
partially offset by
•	a decrease in the amortization of drydock expenditures during 2009.
General and Administrative Expenses. General and administrative expenses were $1.8 million and $3.4 million for the three and six months ended June 30, 2009, respectively, compared to $2.0 million and $4.4 million for same period in 2008, respectively. The changes in general and administrative expenses were primarily due to:
•	a decrease of $0.2 million and $0.9 million from lower management fees for the three and six months ended June 30, 2009, respectively;
partially offset by
•	an increase of $0.2 million and $0.5 million for the three and six months ended June 30, 2009, respectively, due to the Dropdown Predecessor;
Interest Expense. Interest expense was $2.1 million and $4.7 million for the three and six months ended June 30, 2009, respectively, and $3.8 million and $9.0 million for the same periods in 2008, respectively. The decrease in interest expense was primarily due to a decrease in interest rates on the outstanding loan balances. In addition, quarterly loan payments of $0.9 million per quarter were made and loan prepayments of $10.0 million and $20.0 million were made on our revolving credit facility during the three and six months ended June 30, 2009, respectively.
Realized and unrealized gain (loss) on interest rate swap. We have not designated, for accounting purposes, our interest rate swap as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings, and as such, the realized and unrealized changes in the fair value of the swap are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swap resulted in unrealized gains of $6.6 million and $9.0 million for the three and six months ended June 30, 2009 compared to unrealized gains of $5.4 million and $1.0 million for the three and six months ended June 30, 2008, respectively. We recorded realized losses on the interest rate swap of $1.1 million and $2.1 million for the three and six months ended June 30, 2009 compared to $0.7 million and $0.9 million for the same periods in 2008, respectively.
Net Income. As a result of the foregoing factors, net income was $16.9 million and $32.5 million for the three and six months ended June 30, 2009 and $26.3 million and $35.9 million for the three and six months ended June 30, 2008, respectively.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at June 30, 2009, our total cash and cash equivalents was $17.6 million. Our total liquidity, (including cash, cash equivalents, and undrawn credit facilities), was $141.3 million as at June 30, 2009, which increased from $78.1 million as at March 31, 2009. The change in liquidity was primarily the result of the $58.0 million increase to the amount available to be drawn on our revolving credit facility as a result of the acquisition of the Ashkini Spirit on June 24, 2009. Please read Note 3 to our consolidated financial statements included in this report. We believe that our working capital is sufficient for our present requirements.
Our spot market operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter (subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business), we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may have to purchase additional vessels from Teekay Corporation or third parties. On June 24, 2009, we completed a follow-on public offering of 7.0 million shares of our Class A common stock at $9.80 per share, the net proceeds of which we used to purchase the Ashkini Spirit from Teekay Corporation and to repay a portion of our outstanding debt under our revolving credit facility.
As at June 30, 2009, our revolving credit facility provided for borrowings of up to $401.0 million, of which $123.7 million was undrawn. As part of the purchase of the Ashkini Spirit, the undrawn availability under our revolving credit facility increased by $58.0 million as of June 24, 2009. The amount available under this revolving credit facility decreases by $22.1 million commencing in 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers were financed with a term loan which bears interest at a rate of 4.06%. As of June 30, 2009, the balance of this term loan was $29.7 million. The loan requires $0.9 million in quarterly principal payments.
As of September 1, 2009, our vessel financings were collateralized by all of our vessels. The term loan used to finance two of our Aframax tankers and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;
•	making certain negative pledges or granting certain liens; and
•	selling, transferring, assigning or conveying assets.
In addition, our revolving credit facility contains covenants that require us to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt. As at June 30, 2009, we were in compliance with all of our covenants under our credit facilities.
If we breach covenants or restrictions in our financing agreements, we may be prohibited from paying dividends on our common stock and, subject to any applicable cure periods, our lenders may be entitled to:
•	declare our obligations under the agreements immediately due and payable and terminate any further loan commitments; and
•	foreclose on any of our vessels or other assets securing the related loans.
In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect.
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read “Item 3: Quantitative and Qualitative Disclosures About Market Risk.”
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2008
	(in thousands)	(in thousands)
Net cash flow from operating activities	$42,248	$31,706
Net cash flow used in financing activities	(47,706)	(42,493)
Net cash flow used in investing activities	(3,665)	(4,346)
Operating Cash Flows
Net cash flow from operating activities increased to $42.2 million for the six months ended June 30, 2009, from $31.7 million for the six months ended June 30, 2008, primarily due to an increase in the change in non-cash working capital items, partially offset by a decrease in average TCE rate per day earned by our spot vessels. Net cash flow from operating activities primarily depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to be uneven between periods. One vessel and two vessels completed their scheduled drydockings during the six months ended June 30, 2009 and 2008, respectively.

Financing Cash Flows
Net cash outflow used in financing activities increased to $47.7 million for the six months ended June 30, 2009 from $42.5 million for the six months ended June 30, 2008, primarily due to the purchase of the Ashkini Spirit for $57.0 million, the repayment of debt of $13.3 million relating to the Dropdown Predecessor, the prepayment of $20.0 million on our revolving credit facility, and the declaration of total cash dividends of $32.8 million for the six months ended June 30, 2009, partially offset by $65.6 million of net proceeds from our follow-on public offering of 7.0 million shares of Class A common stock during the second quarter of 2009 and $1.4 million of contributed capital relating to the Dropdown Predecessor. On May 29, 2009, we paid a cash dividend of $0.59 per share for the quarter ended March 31, 2009. On August 31, 2009, we paid a cash dividend of $0.40 per share of common stock for the quarter ended June 30, 2009. We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors.
During the six months ended June 30, 2009 and 2008, we repaid $1.8 million of scheduled quarterly principal payments of our term loan.
Investing Cash Flows
During the six months ended June 30, 2009 and 2008 we incurred $3.7 million and $4.3 million, respectively, of vessel upgrade and equipment expenditures.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2009:

		Remainder	2010	2012
		of	and	and	Beyond
(in millions of U.S. dollars)	Total	2009	2011	2013	2013

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	307.0	1.8	7.2	7.2	290.8
Technical vessel management and administrative fees	50.8	1.9	7.5	7.5	33.9

Total	357.8	3.7	14.7	14.7	324.7

(1)
Excludes expected interest payments of $7.0 million (2009), $13.5 million (2010 and 2011), $13.0 million (2012 and 2013) and $18.3 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR rate of 0.6% plus a margin of 0.60% at June 30, 2009 (variable-rate loans). The expected interest payments do not reflect the effect of an interest rate swap that we have used to hedge certain of our floating-rate debt.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 5: Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended June 30, 2009 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities, including future vessel acquisitions;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil demand;
•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•	the sufficiency of working capital for short-term liquidity requirements;
•	crewing costs for vessels;
•	the duration of drydockings;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in the demand for oil transportation services; changes in our costs, such as the cost of crews, greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange, interest and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
JUNE 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at June 30, 2009, we had not entered into forward contracts as a hedge against changes in certain foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at June 30, 2009, that are sensitive to changes in interest rates, including our debt and interest rate swap. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents its notional amount and weighted-average interest rate by its expected contractual maturity date.

	Expected Maturity Date							Fair Value
	Remainder							Asset /
	of 2009	2010	2011	2012	2013	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	—	—	—	—	—	277.3	277.3	(240.4)	3.4%

Interest Rate Swap:
Contract Amount (2),(3)	—	—	—	—	—	100.0	100.0	(14.0)	5.6%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the average fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3)	The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at June 30, 2009, we had not entered into any freight forward agreements, although we may do so in the future.

TEEKAY TANKERS LTD.
JUNE 30, 2009
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2008 Annual Report on Form 20-F.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
The Company’s 2009 Annual Meeting of Shareholders was held on September 9, 2009. The following persons were elected directors for a one year by the votes set forth opposite their names:
Terms Expiring in 2012

			Shares which
	Votes For	Votes Withheld	Abstained	Broker Non-Votes
C. Sean Day	31,731,616	3,738,653	N/A	N/A
Bjorn Moller	31,928,886	3,541,383	N/A	N/A
Peter Evensen	31,940,368	3,529,901	N/A	N/A
Richard T. du Moulin	35,000,277	469,992	N/A	N/A
Richard J.F. Bronks	34,269,170	1,201,099	N/A	N/A
William Lawes	34,277,068	1,193,201	N/A	N/A
Item 5 — Other Information
None
Item 6 — Exhibits
Purchase Agreement dated June 24, 2009 between Teekay Corporation and Teekay Tankers Ltd. for the sale and purchase of the ownership interest in Ashkini Spirit L.L.C. (formerly Ingeborg Shipping L.L.C.).
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Dated: September 30, 2009	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX
Exhibit
Number	Description
4.9
Purchase Agreement dated June 24, 2009 between Teekay Corporation and Teekay Tankers Ltd. for the sale and purchase of the ownership interest in Ashkini Spirit L.L.C. (formerly Ingeborg Shipping L.L.C.).